United States securities and exchange commission logo





                              March 27, 2023

       Mitchell Steiner, M.D.
       Chairman, President and Chief Executive Officer
       Veru Inc.
       2916 N. Miami Avenue
       Suite 1000
       Miami, Florida 33127

                                                        Re: Veru Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270606

       Dear Mitchell Steiner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed March 16, 2023

       Risk Factors, page 3

   1. We note the disclosure in your Form 10-Q for the quarter ended December 31, 2022, which is incorporated
by reference into this registration statement, that you    experienced a
                                                        decrease compared to
the prior year period of 99% in FC2 net revenues in the U.S.
                                                        prescription channel,
 which was    primarily due to lower volume from telemedicine
                                                        customers as a result
of business challenges they have been experiencing.    We also note
                                                        the risk factor on page
4 of the Form S-3 stating that your net revenues from sales of FC2 may not return to past
levels and that you are working to restore ordering and utilization patterns in future
periods.
 Mitchell Steiner, M.D.
Veru Inc.
March 27, 2023
Page 2
      We reference a press release from the California Attorney General dated February 7,
      2023, that announced a $15 million settlement against The Pill Club which involves,
      among other things, allegations of unlawful billing of California   s
Medicaid program for
      large quantities of FC2. To the extent that this matter and resulting settlement agreement is related to your decrease in revenues, please revise your disclosure to discuss, noting the amount of U.S. prescription channel revenue from sales of FC2 that involved The Pill
      Club. Otherwise, revise your disclosure to discuss the "business challenges" experienced in more detail.
Incorporation by Reference, page 33

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended September 30, 2022, which in turn incorporates by reference certain Part
      III information from a definitive proxy statement that you filed on January 27, 2023.
      Please revise to specifically incorporate by reference this proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameMitchell Steiner, M.D.
                                                             Division of
Corporation Finance
Comapany NameVeru Inc.
                                                             Office of Life
Sciences
March 27, 2023 Page 2
cc:       Ben Lombard, Esq.
FirstName LastName